Hey,

Cecily Brown is once again available for investment.

32% SOLD OUT

We've had four Brown exits to date, which have achieved an IRR of **27.3%** (6/22), **35.0%** (12/22), **77.3%** (7/23), and **14.6%** (11/23), net of fees.

All together, she's had the **most exits** of any artist in the Masterworks collection.

This painting is a prime example of Brown's highly-sought late 90's style. Similar works have sold for as much as **$6.6M in recent years**, and at half that amount, we believe our **$3.3M offering price** represents an excellent entry point into the artist's growing market.

Don't miss this one - invest now.

Best,
Anthony DeSimone
—

SVP, Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281